Boichik Bagels

Profit and Loss
January - December 2021

	TOTAL
Income	
4200 Food Sales	5,043.85
4210 Bagels	2,995,395.65
4211 Discounts	-98,031.39
Total 4210 Bagels	**2,897,364.26**
4220 Bakery - Other	6,355.50
4230 Cream cheese/spreads	497,382.98
4240 Fish	289,850.62
4250 Grab N Go	30,372.22
4260 Sandwiches	230,969.81
4265 Gift Sets/Party Platters	45,071.00
4270 Other food (not made on site)	1,719.00
4290 Refunds	-9,540.13
Total 4200 Food Sales	**3,994,589.11**
4300 Beverage Sales	
4310 Other drinks	44,509.74
4320 Coffee Drinks	22,242.06
Total 4300 Beverage Sales	**66,751.80**
4500 Merchandise Sales	21,083.11
4600 Delivery Charges	136,403.28
Total Income	**$4,218,827.30**
Cost of Goods Sold	
Cost of Goods Sold	0.00
Cost of Sales	
5100 Food Costs	
5110 Bagel/Bakery Supplies	272,579.44
5120 Cream cheese	127,987.28
5130 Produce	32,342.88
5140 Fish	225,304.83
5150 Grab N Go	31,634.14
5180 Freight In	1,282.53
Total 5100 Food Costs	**691,131.10**
5200 Beverage Costs	
5210 Sodas & Juice	14,395.32
5220 Coffee Drinks	12,549.04
Total 5200 Beverage Costs	**26,944.36**
5300 Merchandise Costs	20,735.42
Total Cost of Sales	**738,810.88**
Total Cost of Goods Sold	**$738,810.88**
GROSS PROFIT	**$3,480,016.42**

Boichik Bagels

Profit and Loss
January - December 2021

	TOTAL
Expenses	
6000 Cost of Labor	
6010 Salaries & Wages	6,138.09
6011 Management	116,113.97
6012 Staff	
6012.1 Retail FOH	378,987.80
6012.2 Bakery BOH	179,035.34
6012.4 Delivery	44,987.77
6012.6 Trial/ Temp Labor	
6012.7 Trial/ Temp Labor Contractor	695.23
Total 6012.6 Trial/ Temp Labor	695.23
Total 6012 Staff	603,706.14
Total 6010 Salaries & Wages	725,958.20
6020 Employee Benefits - Health Insurance	22,219.83
6030 Payroll Employer Taxes	89,514.22
6040 Worker's Comp Insurance	14,779.39
6045 Employee Meals	1,423.64
Total 6000 Cost of Labor	853,895.28
6050 Distribution Costs	
6051 Delivery Mileage Reimb	24,640.05
6053 Product Shipping	1,091.10
6054 Delivery Supplies	202.76
6055 Delivery Gas	1,156.94
6056 Delivery Tolls and Parking	380.00
Total 6050 Distribution Costs	27,470.85
6100 Direct Operating Expenses	
6110 Car & Truck	
6110.5 Registration	658.55
6110.6 Auto Repairs & Maintenance	714.35
Total 6110 Car & Truck	1,372.90
6120 Cleaning supplies	15,259.43
6125 Contract Cleaning	62,151.00
6135 Decoration & Display	340.06
6150 Kitchen utensils, supplies & small equipment	18,800.92
6160 Linen & Laundry Service	6,311.00
6175 Paper & packaging	67,807.88
6185 Small furniture	943.94
6195 Uniforms	-139.81
Total 6100 Direct Operating Expenses	172,847.32

Boichik Bagels

Profit and Loss
January - December 2021

	TOTAL
6200 Merchant Card Discount	
6210 QuickBooks Payments Fees	2,413.02
6220 Shopify Merchant Discount	55,358.81
6230 Upserve discount & fees	65,829.23
Total 6200 Merchant Card Discount	**123,601.06**
6300 Marketing	
6310 Advertising	2,079.72
6320 Publicity Events	721.00
6330 Professional Associations	6,891.00
6360 Donations	1,755.50
Total 6300 Marketing	**11,447.22**
6400 Utilities	
6410 Gas & Elec	30,140.30
6430 Trash	6,000.00
6440 Water & Sewage	1,600.00
Total 6400 Utilities	**37,740.30**
6500 General & Admin	
6510 Accounting/Payroll	18,735.97
6520 Bank Charges & Fees	203.35
6525 Cash over/short	0.00
6530 Dues & Subscriptions	340.01
6535 Insurance Liab & general	15,064.53
6540 Office Supplies & Software	22,641.40
6543 Owner's Wages	
6543.1 Gross	140,721.14
6543.2 Owner's Payroll Taxes	10,990.00
Total 6543 Owner's Wages	**151,711.14**
6544 Owner's Benefits - Health Insurance	1,824.78
6545 Meals & Entertainment	2,688.77
6550 Postage & Shipping	114.30
6555 Legal & Professional Services	108,757.50
6560 Security	492.00
6570 Telephone	2,850.30
6580 Travel	4,772.53
6580.5 Travel Meals	698.53
Total 6580 Travel	**5,471.06**
6585 Education & Training	2,548.44
6590 Research & Development	216.41
6595 Parking & Tolls	33.65
6598 Internet	1,731.56

Boichik Bagels

Profit and Loss
January - December 2021

	TOTAL
6599 Fraud	0.00
Total 6500 General & Admin	**335,425.17**
6600 Repair & Maintenance	
6620 Equipment & Furniture	7,455.26
Total 6600 Repair & Maintenance	**7,455.26**
6700 Occupancy Costs	
6710 Rent	107,531.00
6730 Property taxes	1,819.42
6740 Other municipal taxes & licenses	4,154.00
Total 6700 Occupancy Costs	**113,504.42**
6900 Depreciation	
6910 Depreciation of Leasehold Improvement	14,422.00
6920 Depreciation of F & E	34,114.00
6930 Depreciation of Vehicles	17,811.00
Total 6900 Depreciation	**66,347.00**
Total Expenses	**$1,749,733.88**
NET OPERATING INCOME	**$1,730,282.54**
Other Income	
7300 Interest Earned	3,853.00
7330 Forgiveness of PPP Loan	90,400.00
Total Other Income	**$94,253.00**
Other Expenses	
7000 Interest Paid	1,079.64
7100 State Corporate Tax	27,350.00
Total Other Expenses	**$28,429.64**
NET OTHER INCOME	**$65,823.36**
NET INCOME	**$1,796,105.90**

Boichik Bagels

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1110 Petty Cash & Change	4,016.99
1120 Fremont Ckg 1116	779,367.93
1130 QuickBooks Checking Account	771,937.54
Total Bank Accounts	**$1,555,322.46**
Accounts Receivable	
1210 Accounts Receivable (A/R) Trade	48,961.84
Total Accounts Receivable	**$48,961.84**
Other Current Assets	
1220 Upserve/Toast Open Checks	322.98
1230 Unreturned Employee Wages	0.00
1300 Food Inventory	-243.48
1320 Beverage Inventory	0.00
1350 Merchandise	0.00
1360 Paper Products	0.00
1410 Visa/MC/Amex clearing	3,014.95
1420 Undeposited Funds	1,600.08
1430 POS Clearing	11,240.24
1431 Shogo Clearing (Upserve)	466.54
1432 Webgility Clearing (Shopify)	10,382.59
1440 Payroll Tax Receivable	-16.63
Inventory Asset	0.00
Total Other Current Assets	**$26,767.27**
Total Current Assets	**$1,631,051.57**
Fixed Assets	
1510 Leasehold Improvements	171,644.39
1511 Improvements Soft Costs (design, permits, architects)	54,437.74
Total 1510 Leasehold Improvements	**226,082.13**
1540 Furniture & Equipment	177,395.20
1560 Vehicles	96,301.08
1592 Accumulated Depreciation - Leasehold	-36,975.00
1594 Accumulated Depreciation - F&E	-75,971.00
1595 Accumulated Depreciation - Vehicles	-23,534.20
Total Fixed Assets	**$363,298.21**
Other Assets	
1610 Security Deposits	34,531.00
Total Other Assets	**$34,531.00**
TOTAL ASSETS	**$2,028,880.78**

Boichik Bagels

Balance Sheet
As of December 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2110 Accounts Payable (A/P) - Trade	31,555.69
Total Accounts Payable	**$31,555.69**
Credit Cards	
2010 Cap1 9486	17,477.13
Total Credit Cards	**$17,477.13**
Other Current Liabilities	
2210 State Corporate Tax Liability	15,209.00
2310 Sales Tax Payable	-4,935.35
California Department of Tax and Fee Administration Payable	4,776.13
Total 2310 Sales Tax Payable	**-159.22**
2400 Employer Health Benefits Payable	-6,208.42
2450 Employee Tax Garnishment	0.00
2510 Gift Certificates payable	41,607.01
2540 Undistributed Tips	22,149.35
Total Other Current Liabilities	**$72,597.72**
Total Current Liabilities	**$121,630.54**
Long-Term Liabilities	
2650 Hyundai Car Loan	32,070.49
2700 Community Loans	0.00
2800 Willowseed Loan	10,130.61
2900 PPP Loan	0.00
Total Long-Term Liabilities	**$42,201.10**
Total Liabilities	**$163,831.64**
Equity	
3100 Opening Balance Equity	0.00
3210 Shareholder Invest	356,562.57
3220 Shareholder Distributions	-961,089.34
3300 Suspense	0.00
3900 Retained Earnings	673,470.01
Net Income	1,796,105.90
Total Equity	**$1,865,049.14**
TOTAL LIABILITIES AND EQUITY	**$2,028,880.78**

Boichik Bagels

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	1,796,105.90
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1210 Accounts Receivable (A/R) Trade	-38,008.74
1220 Upserve/Toast Open Checks	-322.98
1230 Unreturned Employee Wages	1,250.51
1300 Food Inventory	243.48
1410 Visa/MC/Amex clearing	-9,593.33
1430 POS Clearing	14,513.62
1431 Shogo Clearing (Upserve)	-466.54
1432 Webgility Clearing (Shopify)	-10,382.59
1440 Payroll Tax Receivable	16.63
Inventory Asset	0.00
1592 Accumulated Depreciation - Leasehold	14,422.00
1594 Accumulated Depreciation - F&E	34,114.00
1595 Accumulated Depreciation - Vehicles	17,811.00
2110 Accounts Payable (A/P) - Trade	24,685.80
2010 Cap1 9486	11,693.37
2210 State Corporate Tax Liability	15,209.00
2310 Sales Tax Payable	-10,533.20
2400 Employer Health Benefits Payable	-2,341.93
2450 Employee Tax Garnishment	-613.87
2510 Gift Certificates payable	5,844.01
2540 Undistributed Tips	4,840.95
Sales Tax Payable:California Department of Tax and Fee Administration Payable	4,776.13
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**77,157.32**
Net cash provided by operating activities	**$1,873,263.22**
INVESTING ACTIVITIES	
1510 Leasehold Improvements	-1,200.00
1511 Leasehold Improvements:Improvements Soft Costs (design, permits, architects)	-54,437.74
1540 Furniture & Equipment	-41,204.30
1560 Vehicles	-43,470.88
1610 Security Deposits	-22,931.00
Net cash provided by investing activities	**$ -163,243.92**
FINANCING ACTIVITIES	
2650 Hyundai Car Loan	-9,566.04
2800 Willowseed Loan	-16,868.16
2900 PPP Loan	-90,400.00
3100 Opening Balance Equity	0.00
3220 Shareholder Distributions	-943,039.41
3300 Suspense	304,988.00
Net cash provided by financing activities	**$ -754,885.61**
NET CASH INCREASE FOR PERIOD	**$955,133.69**

Boichik Bagels

Statement of Cash Flows
January - December 2021

	TOTAL
Cash at beginning of period	601,788.85
CASH AT END OF PERIOD	**$1,556,922.54**